REDACTED VERSION

SUBSCRIPTION AGREEMENT FOR UNITS
(Non-Canadian and Non-U.S. Purchasers)

INSTRUCTIONS: To properly complete this Subscription Agreement:
(1)	Complete all boxes on these two face pages.
(2)	Complete and sign Exhibit 1.
(3)

Return your completed documents to: David Knight, Norton Rose Fulbright Canada LLP by e-mail at david.knight@nortonrosefulbright.com or by facsimile at 416.216.3930 with a copy to Geoffrey Farr, Vice President, General Counsel and Corporate Secretary, Banro Corporation by e-mail at GFarr@banro.com. This Subscription Agreement is comprised of 10 pages (not including Exhibits 1, 2 and 3).

TO:	BANRO CORPORATION (the "Corporation")

The undersigned (hereinafter referred to as the "Subscriber") hereby irrevocably subscribes for and agrees to purchase the number of units (“Units”) set forth below for the aggregate subscription price set forth below (the "Aggregate Subscription Price"), representing a subscription price of $0.175 per Unit (representing a subscription price of $0.1702 for each constituent Share and $0.0048 for each constituent 0.05 Warrant, as such terms are defined herein), upon and subject to the terms and conditions set forth in "Terms and Conditions of Subscription for Units of Banro Corporation” attached hereto (together with the face pages and the attached exhibits, the "Subscription Agreement"). Each Unit will consist of (i) one common share in the capital of the Corporation (a “Share”) and (ii) 0.05 common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one common share in the capital of the Corporation (a “Warrant Share”) at a price $0.2275 at any time prior to 5:00 p.m. (Toronto time) on the date which is three years after the Closing Date (as defined herein). Upon their issuance, each Unit shall be immediately severable into its constituent Share and Warrant. References to "$" are to U.S. dollars.

RFW Banro Investments Limited	Number of Units: 50,000,000 Units
(Name of Subscriber - please print)	(comprising 50,000,000 Shares and 2,500,000 Warrants)

By: “Clement Kwong”
(Authorized Signature)
Aggregate Subscription Price: $8,750,000.00
Director	(No. of Units x $0.175 per Unit)
(Official Capacity or Title - please print)

Clement Kwong
(Please print name of individual whose signature appears	Disclosed Beneficial Purchaser Information:
above if different than the name of the Subscriber printed
above.)	If the Subscriber is signing as agent for a principal (the
"Disclosed Beneficial Purchaser"), complete the following
Nemours Chambers, Road Town	and ensure that Exhibit 1 is completed and signed on behalf
(Subscriber's Residential Address)	of such Disclosed Beneficial Purchaser, if applicable:

Tortola, British Virgin Islands
(Name of Disclosed Beneficial Purchaser)
416-777-6772
(Telephone Number)	(Disclosed Beneficial Purchaser's Residential Address,
dhp@petelaw.com	Telephone Number and E-mail Address)
(E-Mail Address)

Register the Shares and Warrants as set forth below:	Deliver the Shares and Warrants as set forth below:

Same as above	Peterson & Company, LLP
(Name)	(Name)

N/A
(Account reference, if applicable)	(Account reference, if applicable)

Dennis H. Peterson
(Address)	(Contact Name)

Suite 806, 390 Bay Street
(Address)

Toronto, ON, M5H 2Y2

(SUBSCRIBER MUST ALSO COMPLETE THE SECOND FACE PAGE)

(ii)

Subscriber's Present Holdings:

The Subscriber represents that securities of the Corporation presently owned (beneficially, directly or indirectly) by the Subscriber (or the Disclosed Beneficial Purchaser, if applicable) or over which the Subscriber (or the Disclosed Beneficial Purchaser, if applicable) exercises control or direction, are as follows (please indicate "nil" if you (or the Disclosed Beneficial Purchaser, if applicable) do not currently own, or exercise control or direction over, any securities of the Corporation):

Type of Securities Presently Owned	Number or Amount

Nil	Nil

The Subscriber represents that the Subscriber (or the Disclosed Beneficial Purchaser, if applicable) is or is not (check one) an insider of the Corporation (as defined in Exhibit 3).

The Subscriber represents that the Subscriber (or the Disclosed Beneficial Purchaser, if applicable) is or is not (check one) a promoter of the Corporation (as defined in Exhibit 3).

The Subscriber represents that the Subscriber (or the Disclosed Beneficial Purchaser, if applicable) has or has not (check one) completed a Reporting Form 4 (Personal Information Form) or Reporting Form 4B (Declaration), as applicable, and submitted same to the Toronto Stock Exchange.

ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement .

December 31, 2015

BANRO CORPORATION

By: “Richard Brissenden”
Richard Brissenden
Chairman of the Board

REDACTED VERSION

TERMS AND CONDITIONS OF SUBSCRIPTION FOR
UNITS OF BANRO CORPORATION

Terms of the Offering

1.      The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that this subscription is subject to rejection, acceptance or allotment by the Corporation in whole or in part.

2.       The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that the Units subscribed for by it hereunder form part of a series of financing transactions by the Corporation and certain of its subsidiaries to raise gross proceeds of $98,750,000 (collectively, the "Transactions") and that completion of the issuance and sale by the Corporation of Units at a subscription price of $0.175 per Unit (the “Offering”) is subject to the Corporation completing the other Transactions concurrently with the completion of the Offering and to the Offering being approved by the Toronto Stock Exchange and the NYSE MKT LLC. The “Transactions” consist of (i) the Offering, (ii) a term loan financing to raise gross proceeds of $22,500,000, pursuant to which common share purchase warrants to purchase 10,000,000 common shares of the Corporation on the same terms as the Warrants will be issued to the lenders, and (iii) a metals streaming financing to raise gross proceeds of $67,500,000.

Warrants

3.       Each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $0.2275 at any time prior to 5:00 p.m. (Toronto time) on the date which is three years after the Closing Date. The Warrants may not be transferred by the Subscriber except with the prior written consent of the Corporation.

Representations, Warranties and Covenants of the Subscriber

4.       The Subscriber (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) represents, warrants and covenants to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that both at the date hereof and at the Closing Time (as defined herein):

(a)

it has been advised as to restrictions with respect to trading in the Shares and Warrants (including the Warrant Shares issuable thereunder) (the Shares, Warrants and Warrant Shares, individually or collectively, as applicable, the “Securities”) imposed by applicable securities laws, confirms that no representation (written or oral) has been made to it by or on behalf of the Corporation with respect thereto other than as set forth herein, acknowledges that it is aware of the characteristics of the Securities, the risks relating to an investment therein and of the fact that it may not be able to resell the Securities except in accordance with limited exemptions under applicable securities laws and regulatory policy until expiry of the applicable restricted period and compliance with the other requirements of applicable law; and it agrees that, in addition to any further legend which may be required by the Toronto Stock Exchange, any certificates representing the Securities are to bear the following legend indicating that the resale of such securities is restricted:

"Unless permitted under securities legislation, the holder of this security must not trade the security before [Insert date that is 4 months + 1 day after the Closing Date], 2016.”

and the Subscriber further acknowledges that it has been advised to consult its own legal counsel in its jurisdiction of residence for full particulars of the resale restrictions applicable to it; and

(b)

it has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, any prospectus, sales or advertising literature, or any other document (other than an annual report, annual information form, interim report, information circular or any other continuous disclosure document, the content of which is prescribed by statute or regulation) describing or purporting to describe the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the Securities; and

(c)

it has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display and the internet) with respect to the distribution of the Securities; and

(d)

it understands that the Securities are being offered for sale only on a "private placement" basis and that the sale and delivery of the Securities is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or delivery of an offering memorandum or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or delivering an offering memorandum and, as a consequence (i) the Subscriber is restricted from using most of the civil remedies available under securities legislation, (ii) the Subscriber may not receive information that would otherwise be required to be provided to it under securities legislation, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under securities legislation; and

(e)

the Subscriber or any other purchaser for whom it is acting hereunder is resident in or otherwise subject to the applicable securities laws of a jurisdiction outside of Canada and it has concurrently executed and delivered a Representation Letter in the form attached to this Subscription Agreement as Exhibit 1 and will provide such evidence of compliance with all matters described in such Representation Letter as the Corporation or its counsel may request; and

(f)	it acknowledges that:

(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities; and

(ii)	there is no government or other insurance covering the Securities; and

(iii)	there are risks associated with the purchase of the Securities; and

(iv)

there are restrictions on the Subscriber's ability to resell the Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities; and

(v)

the Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell securities through a person or company registered to sell securities under the Securities Act (Ontario) and other applicable securities laws and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (Ontario) and other applicable securities laws, including statutory rights of rescission or damages, will not be available to the Subscriber; and

(vi)

the certificates representing the Securities will be endorsed with a legend stating that such securities will be subject to restrictions on resale in accordance with applicable securities legislation; and

(g)

the Securities have not been offered to the Subscriber (or any person on whose behalf the Subscriber is contracting) in the United States, and any person making the order to purchase the Securities and executing and delivering this Subscription Agreement was not in the United States when the order was placed and this Subscription Agreement was executed and delivered, unless such person is a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States signing on behalf of a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a Disclosed Beneficial Purchaser which is not in the United States or a U.S. Person (as described below); and

(h)

it is not a U.S. Person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not purchasing the Securities on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person; and

(i)

it is aware that the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and that these securities may not be offered or sold in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states and acknowledges that the Corporation has no present intention of filing a registration statement under the U.S. Securities Act in respect of any of the Securities; and

(j)

it undertakes and agrees that it will not offer or sell any of the Securities in the United States unless such Securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that it will not resell the Securities, except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules; and

(k)	it has not purchased the Securities as a result of any form of directed selling efforts in the United States, as such term is defined in Regulation S under the U.S. Securities Act; and

(l)

it understands and acknowledges that the Corporation (i) is under no obligation to be or to remain a "foreign issuer", as such term is defined in the U.S. Securities Act, (ii) may not, at the time the Subscriber sells the Securities or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions that could cause the Corporation not to be a foreign issuer; and

(m)

if it is not an individual, it pre-existed the offering of the Securities and has a bona fide business purpose other than the investment in the Securities and was not created, formed or established solely or primarily to acquire securities, or to permit purchases of securities without a prospectus, in reliance on an exemption from the prospectus requirements of applicable securities legislation; and

(n)

if it is a corporation, partnership, trust, unincorporated association or other entity, it has the legal capacity to enter into and be bound by this Subscription Agreement and further certifies that all necessary approvals of directors, trustees, fiduciaries, shareholders, partners, stakeholders, holders of voting securities or otherwise have been given and obtained; and

(o)

the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms or provisions of any law applicable to the Subscriber (or any person on whose behalf the Subscriber is contracting), or if the Subscriber (or any person on whose behalf the Subscriber is contracting) is not a natural person, any of such person's constating documents, or any agreement to which such person is a party or by which it is bound; and

(p)	this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber; and

(q)

in the case of a subscription by it for Securities acting as agent for a principal, it is duly authorized to execute and deliver this Subscription Agreement and all other necessary documentation in connection with such subscription on behalf of such principal and this Subscription Agreement has been duly authorized, executed and delivered by or on behalf of, and constitutes a legal, valid and binding agreement of, such principal; and

(r)

it has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Securities and is able to, and agrees to, bear the economic risk of loss of its investment or, where it is not purchasing as principal, each beneficial purchaser is able to, and agrees to, bear the economic risk of loss of its investment; and

(s)

it has relied solely upon publicly available information relating to the Corporation and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Corporation; and

(t)

if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Securities; and

(u)

the acquisition of the Securities hereunder by the Subscriber (and each person on whose behalf the Subscriber is contracting) will not result in the Subscriber (or any such person) becoming a "control person" in respect of the Corporation, as defined under applicable securities laws; and

(v)

no person has made to the Subscriber (or any person on whose behalf the Subscriber is contracting) any written or oral representations (i) that any person will resell or repurchase the Securities, or (ii) that any person will refund the purchase price of the Securities, or (iii) as to the future price or value of the Securities; and

(w)

the Aggregate Subscription Price which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the "PCMLA") and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber's name and other information relating to this Subscription Agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PCMLA; and to the best of its knowledge (i) none of the subscription funds to be provided by the Subscriber (A) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (ii) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith; and

(x)

the Subscriber (including any person on whose behalf the Subscriber is contracting) has been encouraged to obtain legal, income tax and investment advice with respect to this subscription for Securities and accordingly, has had the opportunity to acquire an understanding of the meanings of all terms contained herein relevant to the Subscriber (and each person on whose behalf the Subscriber is contracting) for purposes of giving representations, warranties and covenants under this Subscription Agreement.

Representations and Warranties of the Corporation

5.       The Corporation represents and warrants to the Subscriber (and acknowledges that the Subscriber and its counsel are relying thereon) the representations and warranties set forth in Schedule “A” attached to this Subscription Agreement.

Closing

6.       The Subscriber agrees to deliver to Banro Corporation, c/o David Knight, Norton Rose Fulbright Canada LLP, by e-mail at david.knight@nortonrosefulbright.com or by facsimile at 416.216.3930 with a copy to Geoffrey Farr, Vice President, General Counsel and Corporate Secretary, Banro Corporation by e-mail at GFarr@banro.com not later than 5:00 p.m. (Toronto time) on the day that is three business days before the Closing Date: (a) this duly completed and executed Subscription Agreement, including all applicable Exhibits; and (b) payment of the Aggregate Subscription Price “in trust” by wire transfer in accordance with the instructions set forth in Exhibit 2 or payment of the same amount in such other manner as is acceptable to the Corporation. If this Subscription Agreement is rejected in whole or in part, the Subscriber acknowledges that the unused portion of the Aggregate Subscription Price will be promptly returned to it without interest. For the purposes hereof, "business day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks in Toronto, Ontario are not open for business.

7.       The sale of the Securities pursuant to this Subscription Agreement will be completed at the offices of Norton Rose Fulbright Canada LLP in Toronto, Ontario at 8:00 a.m. (Toronto time) or such other time as is established by the Corporation (the "Closing Time") on the “Closing Date”, which shall be the same day as the “Closing Date” in the gold purchase and sale agreement among the Subscriber, the Corporation and Twangiza Mining S.A. dated the date hereof, provided the conditions precedent in Section 2 of this Subscription Agreement have been satisfied.

8.       The Corporation shall be entitled to rely on an executed copy of this Subscription Agreement delivered via facsimile or electronically (including e-mail), and acceptance by the Corporation of such executed copy of this Subscription Agreement shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms hereof. In addition, this Subscription Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document. If less than a complete copy of this Subscription Agreement is delivered to the Corporation at the Closing Time, the Corporation shall be entitled to assume that the Subscriber accepts and agrees with all of the terms and conditions of this Subscription Agreement on the pages not delivered at the Closing Time unaltered.

Acknowledgement and Agreement re Exercise Cap

9.       The Subscriber (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) further acknowledges, agrees and covenants to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

(a)	the exercise of the Warrants in accordance with their terms will be subject to the following limits (as applicable, the “Exercise Cap”):

(i)

in respect of issuances of Warrant Shares pursuant to the exercise of the Warrants, the Corporation shall not issue Warrant Shares pursuant to such exercise to the extent the issuance would result in the Subscriber being the beneficial owner of, or a person who exercises direction or control over, more than 19.9% of the then issued and outstanding common shares of the Corporation (for greater certainty, after taking into account any common shares or other securities convertible into common shares of the Corporation already beneficially owned, or over which direction or control is exercised, by the Subscriber and by any other persons acting together with the Subscriber); and

(ii)

in respect of all issuances of common shares of the Corporation pursuant to the Transactions (including, without limitation, pursuant to the exercise of the Warrants), the Corporation shall not issue common shares to the extent the issuance would result in the issuance of more than 63,039,751 common shares (representing 25% of the issued and outstanding common shares of the Corporation immediately prior to the execution of this Subscription Agreement and before giving effect to the Transactions) pursuant to the Transactions; provided, however, that such maximum number of common shares issuable shall be adjusted for any stock dividend, stock split, stock combination, reclassification or similar transactions after the Closing Date.

(b)	Any issuances of common shares made in contravention of the Exercise Cap shall be void ab initio.

(c)	The Exercise Cap shall apply to any permitted transferee of the Warrants, and as a condition to any transfer of the Warrants, the transferee must acknowledge and agree to comply with the Exercise Cap.

(d)

If the Corporation is unable to issue all of the Warrant Shares issuable pursuant to an exercise of Warrants by the holders thereof because of the Exercise Cap, the Corporation shall issue, on a pro rata basis to the holders exercising their Warrants, the maximum number of Warrant Shares issuable up to the Exercise Cap. For the remaining Warrants exercised but for which Warrant Shares cannot be issued because of the Exercise Cap, subject to applicable law (including applicable stock exchange requirements), the Corporation shall settle the value of the Warrant Shares that would have been issuable but for the Exercise Cap in cash to the holders. Such value (rounded down to the nearest $0.01) shall be calculated by multiplying the number of Warrant Shares that would have been issuable (but not issued as a result of the Exercise Cap) by the difference between (i) the “Market Price” (as defined in the TSX Company Manual) of the common shares of the Corporation calculated as at the Warrants exercise date and (ii) the exercise price of the Warrants.

Right to Nominate Director and to Appoint Observers

10.       Subject to applicable law, from and after the Closing Date and for so long as the Subscriber beneficially owns or exercises control or direction over at least 10% of the issued and outstanding common shares of the Corporation as at the record date for determining shareholders entitled to vote at an annual meeting of shareholders of the Corporation, the Subscriber shall have the right to nominate one person (a “Nominee”) for election to the board of directors of the Corporation at the applicable annual meeting of shareholders. The Corporation shall include the Nominee as one of management’s director nominees in its management information circular for the annual meeting of shareholders. For greater certainty, in the event such Nominee is not elected at the annual meeting of shareholders, the Corporation shall not be obligated to take any further action to appoint the Nominee to its board of directors.

11.       Subject to applicable law, from and after the Closing Date and for so long as the Subscriber beneficially owns or exercises control or direction over at least 10% of the issued and outstanding common shares of the Corporation as at the record date for determining shareholders entitled to vote at an annual meeting of shareholders of the Corporation, the Subscriber shall also have the right to appoint up to two persons (each, an “Observer”) to act as observers to the board of directors of the Corporation for the applicable board year following the applicable annual meeting of shareholders. For greater certainty, such Observers shall not be entitled to (i) participate in the discussions or deliberations of the board of directors, (ii) vote on any decisions of the board of directors, or (iii) attend “in camera” sessions of the board of directors.

12.       The foregoing Nominee nomination and Observers appointment rights may not be transferred or assigned by the Subscriber except with the prior written consent of the Corporation.

General

13.       The Subscriber, on its own behalf and (if applicable) on behalf of others for whom it is contracting hereunder, agrees that the representations, warranties and covenants of the Subscriber herein will be true and correct both as of the Subscriber's execution of this Subscription Agreement and as of the Closing Time and will survive the completion of the issuance of the Securities. The representations, warranties and covenants of the Subscriber herein are made with the intent that they be relied upon by the Corporation and its counsel in determining the eligibility of a purchaser of the Securities and the Subscriber agrees to indemnify and save harmless the Corporation and its affiliates, shareholders, directors, officers, employees, counsel and agents against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur which are caused or arise from a breach thereof. The Subscriber undertakes to immediately notify the Corporation c/o David Knight, Norton Rose Fulbright Canada LLP, by e-mail at david.knight@nortonrosefulbright.com or by facsimile at 416.216.3930 with a copy to Geoffrey Farr, Vice President, General Counsel and Corporate Secretary, Banro Corporation by e-mail at GFarr@banro.com, of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time.

14.       The Corporation agrees that the representations, warranties and covenants of the Corporation herein will be true and correct both as of the Subscriber's execution of this Subscription Agreement and as of the Closing Time and will survive the completion of the issuance of the Securities. The representations, warranties and covenants of the Corporation herein are made with the intent that they be relied upon by the Subscriber and its counsel in considering the Subscriber’s purchase of the Securities and the Corporation agrees to indemnify and save harmless the Subscriber and its affiliates, shareholders, directors, officers, employees, counsel and agents against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur which are caused or arise from a breach thereof.

15.       The obligations of the parties hereunder are subject to acceptance of the terms of the Offering by the Toronto Stock Exchange and any other required regulatory approvals.

16.       The Subscriber acknowledges that this Subscription Agreement and the Exhibits hereto require the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber's eligibility (or that of any Disclosed Beneficial Purchaser) to purchase the Securities under applicable securities laws, preparing and registering certificates representing the Securities to be issued to the Subscriber and completing filings required by any stock exchange or securities regulatory authority. The Subscriber's personal information (and that of any Disclosed Beneficial Purchaser) will be included in closing books prepared in connection with the Offering and may be disclosed by the Corporation to: (i) stock exchanges and/or securities regulatory authorities; (ii) the Corporation's registrar and transfer agent; (iii) Canadian tax authorities; (iv) any of the other parties involved in the Offering, including legal counsel; and (v) other parties subsequent to the Offering, including legal counsel, reviewing closing books prepared in connection with the Offering. By executing this Subscription Agreement, the Subscriber (on its own behalf and on behalf of any Disclosed Beneficial Purchaser for whom it is contracting hereunder):

(a)	consents to the foregoing collection, use and disclosure of the Subscriber's (and any Disclosed Beneficial Purchaser's) personal information; and

(b)

consents to the filing of copies or originals of any of the Subscriber's documents delivered in connection with this Subscription Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby and expressly consents to the collection, use and disclosure of the Subscriber's (and any Disclosed Beneficial Purchaser's) personal information by the Toronto Stock Exchange for the purposes identified by such exchange, from time to time.

17.       The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any counsel retained by the Subscriber) relating to the sale of the Securities to the Subscriber shall be borne by the Subscriber.

18.       The Subscriber acknowledges that it has consented to and requested that all documents evidencing or relating in any way to the sale of the Securities be drawn up in the English language only. Le soussigné reconnaît par les présentes avoir consenti et exigé que tous les documents faisant foi ou se rapportant de quelque manière à la vente d’actions soient rédigés en anglais seulement.

19.       The contract arising out of this Subscription Agreement and all documents relating thereto is governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario

20.       Time is of the essence hereof.

21.       This Subscription Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

22.       The terms and provisions of this Subscription Agreement are binding upon and enure to the benefit of the Subscriber and the Corporation and their respective heirs, executors, administrators, successors and assigns; provided that, except for as otherwise herein provided, this Subscription Agreement is not assignable by any party hereto without prior written consent of the other party.

23.       The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, agrees that this subscription is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder.

24.       The invalidity, illegality or unenforceability of any provision of this Subscription Agreement does not affect the validity, legality or enforceability of any other provision hereof.

25.       The headings used in this Subscription Agreement have been inserted for convenience of reference only and shall not affect the meaning or interpretation of this Subscription Agreement or any provision hereof.

26.       The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

EXHIBIT 1

REPRESENTATION LETTER
(FOR NON-CANADIAN RESIDENT INVESTORS
EXCLUDING U.S. PERSONS)

TO:	BANRO CORPORATION (the "Corporation")

(Capitalized terms not specifically defined in this Exhibit have the meaning ascribed to them in the Subscription Agreement to which this Exhibit is attached)

In connection with the execution by the undersigned Subscriber of the Subscription Agreement which this Representation Letter forms a part of, the undersigned Subscriber hereby represents, warrants, covenants and certifies to the Corporation that:

1.

The undersigned Subscriber and (if applicable) any other purchaser for whom it is acting hereunder, is resident in the jurisdiction set out as the "Subscriber's Residential Address" on the face page of the Subscription Agreement (the "Foreign Jurisdiction") and the undersigned Subscriber certifies that it and (if applicable) any other purchaser for whom it is acting hereunder is not resident in or otherwise subject to applicable securities laws of any province or territory of Canada or the United States.

2.

The undersigned Subscriber and (if applicable) any other purchaser for whom it is acting hereunder, is a purchaser which is purchasing the Securities pursuant to an exemption from any prospectus or securities registration or similar requirements under the applicable securities laws of the Foreign Jurisdiction or any other securities laws to which the Subscriber and (if applicable) any other purchaser for whom the Subscriber is acting hereunder are otherwise subject.

3.

If the undersigned Subscriber, or any other purchaser for whom it is acting hereunder, is resident in or otherwise subject to applicable securities laws of a member state ("Member State") of the European Economic Area ("EEA") which has implemented Directive 2003/71/EC (the "Prospectus Directive") other than the United Kingdom, the Subscriber (as principal for its own account or acting as agent for a Disclosed Beneficial Purchaser who is disclosed on the face page of the Subscription Agreement) represents and warrants that it is either:

(a)

(1) a qualified investor within the meaning of the law in that Member State of the EEA which implements Article 2(1)(e) of the Prospectus Directive; and (2) is not acting as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, or, if so acting (i) the Securities which it proposes to acquire are not being acquired on behalf of, nor are they being acquired with a view to their offer or resale to, persons in a Member State of the EEA other than qualified investors as defined in the Prospectus Directive or persons who have agreed to purchase at least €100,000 worth of Securities; or (ii) where it proposes to acquire the Securities on behalf of persons in a Member State of the EEA other than qualified investors or persons who have agreed to purchase at least €100,000 worth of Securities, the offer of those Securities to it is not treated under the Prospectus Directive as having been made to such persons; or

(b)

not a qualified investor within the meaning of the law in that Member State of the EEA which implements Article 2(1)(e) of the Prospectus Directive; and is purchasing at least €100,000 worth of Securities

(collectively, a "permitted participant").

4.	If the undersigned Subscriber, or any other purchaser for whom it is acting hereunder, is resident in or otherwise subject to applicable securities laws of the United Kingdom:

(a)

the Subscriber is either: (i) purchasing the Securities as principal for its own account, (ii) acting as agent for a Disclosed Beneficial Purchaser who is disclosed on the face page of the Subscription Agreement and who is purchasing the Securities as principal for its own account; or (iii) purchasing the Securities on behalf of discretionary client(s) in circumstances where section 86(2) of the Financial Services and Markets Act 2000 (as amended by the Financial Services Act 2012) ("FSMA") applies;

(b)

the Subscriber (and if the undersigned Subscriber is purchasing as agent for a Disclosed Beneficial Purchaser, the Disclosed Beneficial Purchaser) is a person in the United Kingdom who: (i) is a permitted participant, (ii) is a "qualified investor" for the purposes of section 86(7) of the FSMA, (iii) is such a person as is referred to in Article 19 (investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; and (iv) has complied with and undertakes to comply with all applicable provisions of the FSMA and other applicable securities laws with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom; and

(c)

it confirms that, to the extent applicable to it, it is aware of, has complied and will comply with its obligations in connection with the Criminal Justice Act 1993, the Proceeds of Crime Act 2002 and Part VIII of the FSMA, it has identified its clients in accordance with the Money Laundering Regulations 2007 (the "Regulations") and has complied fully with its obligations pursuant to the Regulations and will, as a condition precedent of any acceptance of this subscription, provide all such information and documents as may be required in relation to it (or any person on whose behalf it is acting as agent) that may be required by the Corporation or any agent or person acting for it in order to discharge any obligations under the Regulations.

5.

The purchase of the Securities by the Subscriber, and any other purchaser for whom it is acting hereunder, does not contravene any of the applicable securities laws in the Foreign Jurisdiction or any other securities laws to which the Subscriber and (if applicable) any other purchaser for whom the Subscriber is acting hereunder are otherwise subject and does not result in: (i) any obligation of the Corporation to prepare and file a prospectus, an offering memorandum or similar document; or (ii) any obligation of the Corporation to make any filings with or seek any approvals of any kind from any regulatory body in such jurisdiction or any other ongoing reporting requirements with respect to such purchase or otherwise; or (iii) any registration or other obligation on the part of the Corporation under the applicable securities laws in the Foreign Jurisdiction or any other securities laws to which the Subscriber and (if applicable) any other purchaser for whom the Subscriber is acting hereunder are otherwise subject.

6.	The Securities are being acquired for investment purposes only and not with a view to the resale or distribution of all or any of the Securities.

7.

The Subscriber, and any other purchaser for whom it is acting hereunder, are knowledgeable of, and have been independently advised as to, the securities laws of the Foreign Jurisdiction or any other securities laws to which the Subscriber and (if applicable) any other purchaser for whom the Subscriber is acting hereunder are otherwise subject.

8.	Upon execution of this Exhibit by the undersigned Subscriber, this Exhibit shall be incorporated into and form a part of the Subscription Agreement.

Dated: December 31, 2015

RFW Banro Investments Limited
Print name of Subscriber

By: “	Clement Kwong”
Signature

Clement Kwong
Print name of Signatory (if different from the Subscriber)

Director
Title

EXHIBIT 2

WIRE TRANSFER INSTRUCTIONS

[Wire transfer instructions redacted]

EXHIBIT 3

DEFINITIONS

"insider" means:

(a) a director or an officer of an issuer;

(b) a director or an officer of a person that is itself an insider or a subsidiary of an issuer;

(c) a person that has (i) beneficial ownership of, or control or direction over, directly or indirectly, or (ii) a combination of beneficial ownership of, and control or direction over, directly or indirectly, securities of an issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution;

(d) an issuer that has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security; or

(e) a person that is in a prescribed class of persons.

"promoter" means a person who (a) acting alone or in concert with one or more other persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, or (b) in connection with the founding, organization or substantial reorganization of the business of the issuer, directly or indirectly receives, in consideration of services or property or both, 10% or more of a class of the issuer's own securities or 10% or more of the proceeds from the sale of a class of the issuer's own securities of a particular issue, but does not include a person who (c) receives securities or proceeds referred to in paragraph (b) solely (i) as underwriting commissions, or (ii) in consideration for property, and (d) does not otherwise take part in founding, organizing or substantially reorganizing the business.

SCHEDULE “A”

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

Capitalized terms used in this Schedule “A” but which are not otherwise defined herein or in the Subscription Agreement shall have the meanings ascribed to such terms in the Gold Purchase and Sale Agreement (the “Streaming Agreement”) between the Subscriber, the Corporation and Twangiza Mining S.A. (“Twangiza”).

The Corporation represents and warrants to the Subscriber (and acknowledges that the Subscriber and its counsel are relying thereon) that both at the date hereof and at the Closing Time:

(a)

it is a company validly existing and in good standing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence, and it is qualified or licensed to do business in each jurisdiction in which the nature of its business or the nature and location of its assets requires such qualification or licensing except where such failure to be qualified or licensed would not reasonably be expected to have a Material Adverse Effect (as defined below); “Material Adverse Effect” means any event, occurrence, change or effect that, when taken individually or together with all other events, occurrences, changes or effects, is or could reasonably be expected to: (i) materially limit, restrict or impair the ability of the Corporation to perform its obligations under this Subscription Agreement, including the issuance of the Securities; (ii) limit, restrict or impair the ability of the Corporation or its Affiliate to operate the Twangiza Project in all material respects in accordance with the Operating Plan for the Twangiza Project in effect at the time of the event, occurrence, change or effect; or (iii) cause any material decrease to expected gold production from the Twangiza Project based on the Operating Plan for the Twangiza Project in effect at the time of the event, occurrence, change or effect;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Subscription Agreement and performing its obligations hereunder;

(c)

it has the requisite corporate power, capacity and authority to own and lease its assets and carry on its business and to enter into this Subscription Agreement and to perform its obligations hereunder;

(d)

this Subscription Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not, (i) conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), any written or oral contract, agreement, license, concession, indenture, mortgage, debenture, bond, note or other instrument to which it is a party, subject or otherwise bound (including with respect to its assets), in each case other than such a conflict, violation, breach, default or event that would not reasonably be expected to have a Material Adverse Effect, (ii) conflict with or violate its constating or constitutive documents, or (iii) conflict with or violate any applicable laws;

(e)

the authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of the date of this Subscription Agreement, there are issued and outstanding: 252,159,005 common shares, 116,000 series A preference shares, 1,200,000 series B preference shares, stock options entitling the holders thereof to purchase a total of 21,548,522 common shares, and warrants entitling the holders thereof to purchase a total of 21,700,000 common shares. In addition, as of the date of this Subscription Agreement,there are issued and outstanding preferred shares in two Affiliates of the Corporation, Twangiza (Barbados) Limited and Namoya (Barbados) Limited, which may be exchangeable into up to a total of 63,000,000 common shares of the Corporation;

(f)

other than the notices of private placement and additional listing applications filed with, and the listing approvals from, the Toronto Stock Exchange and NYSE MKT LLC, no notices, filings or Approvals are required to be made or obtained by it in connection with the execution and delivery or the performance by it of this Subscription Agreement or the transactions contemplated hereby other than those Approvals that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary and such Approvals the failure of which to have or obtain, will not have a Material Adverse Effect;

(g)

this Subscription Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent enforcement may be affected by applicable laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies;

(h)

it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it, and it will not suffer any Insolvency Event in connection with the execution and delivery or the performance by it of this Subscription Agreement or the transactions contemplated hereby;

(i)

except for Auramet International LLC (and its Affiliates), Rawbank S.A., the Twangiza Forward Sale Agreements and the security interests permitted under the Note Indenture, no person has any agreement, option or right of first refusal to acquire, or right, title or interest in or to, or right capable of becoming an agreement, option or right of first refusal to acquire, or right, title or interest in or to, the Twangiza Project, the Properties, the Project Assets or the gold produced from the Properties;

(j)

Twangiza has paid when due and payable all mining patents, fees, Taxes or other amounts required to maintain in good standing and renew, as applicable, all mining claims, rights, concessions and interests necessary for the operation of the Twangiza Project, the Properties and all other properties of the Banro Group Entities (and will deliver to the Subscriber on or prior to the Closing Date a schedule of renewal dates related thereto), and all other actions and all other obligations as are required to maintain the Twangiza Project, the Properties and all other properties of the Banro Group Entities have been taken and complied with in all material respects;

(k)

Twangiza has obtained or been issued all material Approvals (including environmental approvals and surface and access rights) necessary for the operation of the Twangiza Project, the Properties and all other properties of the Banro Group Entities, other than those that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary, where the failure to have or obtain such Approvals would not reasonably be expected to have a Material Adverse Effect, and there are no facts or circumstances that might reasonably be expected to adversely affect the issuance or obtaining of any such material Approvals;

(l)

the mineral claims referred to in Schedule A of the Streaming Agreement and the mining convention with the government of the Democratic Republic of the Congo constitute all of the rights that comprise Twangiza’s interest in the Properties as of the date of the Streaming Agreement and Twangiza is the registered, recorded and/or beneficial owner, as applicable, of the interest in and to the Properties set forth in Schedule A of the Streaming Agreement, free and clear of all Encumbrances, except Prior Ranking Permitted Encumbrances or as would not have a Material Adverse Effect, and the Properties constitute all of the real property, mining rights, tenement, concessions and other interests, whether created privately or through the actions of any Governmental Authority having jurisdiction that comprise the interest of Twangiza in the Twangiza Project, the Properties and the Project Assets;

(m)	to its knowledge, Twangiza’s right, title and interest in and to the Properties is not subject to any adverse claim, except as would not reasonably be expected to have a Material Adverse Effect;

(n)	the map included in Schedule A of the Streaming Agreement depicts the location of the Twangiza Project with reasonable accuracy;

(o)

subject only to the rights of any Governmental Authority having jurisdiction, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Gold;

(p)

Twangiza has not received any notice of any expropriation proceeding or decision to expropriate all or any part of the Twangiza Project, and to the Corporation’s knowledge, there is no expropriation proceeding pending or threatened against or affecting all or any part of the Twangiza Project or of any discussions or negotiations which could reasonably be expected to lead to any such expropriation proceeding;

(q)

it and each other Banro Group Entity and the conditions on and relating to the Twangiza Project, the Properties and the Project Assets and all other properties of the Banro Group Entities respecting all past and current operations conducted thereon by it are and have been in material compliance with Applicable Laws (including, the Corruption of Foreign Public Officials Act (Canada) and the Bribery Act (United Kingdom)). Without limiting the generality of the foregoing, each Banro Group Entity is in material compliance with all applicable Environmental Laws, and there are no actions, suits, claims, notices of violation, hearings, investigations or proceedings pending or, to the best of its knowledge, threatened against or affecting any Banro Group Entity with respect to the ownership, use, maintenance and operation of any of the Twangiza Project, the Properties and the Project Assets relating to any applicable Environmental Laws, where any adverse determination with respect thereto or liability imposed therein could reasonably be expected to result in a Material Adverse Effect and such adverse determination is reasonably anticipated;

(r)

there is no action, suit, proceeding, investigation or claim affecting or pertaining to the Twangiza Project or any part thereof and, to its knowledge, no such action, suit, proceeding, investigation or claim is threatened or outstanding;

(s)	neither Twangiza nor the Twangiza Project is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have a Material Adverse Effect;

(t)	it enters into and performs this Subscription Agreement on its own account and not as trustee or a nominee of any other person;

(u)

except for Prior Ranking Permitted Encumbrances, Twangiza has not granted, nor agreed to grant, an Encumbrance (secured or unsecured) affecting the PSA Collateral, or any part thereof, to any person other than to the Subscriber;

(v)

as of the date of execution of this Subscription Agreement, the Corporation has duly filed all material documents and information required to be filed by it under applicable securities legislation of the provinces and territories of Canada, or any rules, regulations or published policies promulgated thereunder (the “Securities Laws”) or with the Toronto Stock Exchange (all such documents filed prior to the date of execution of this Subscription Agreement, the “Public Disclosure Documents”) since January 1, 2013. As of the effective date of such Public Disclosure Documents, to its knowledge, none of the Public Disclosure Documents contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents regard shall be had to the last filed document. All of the Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. The Corporation has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Subscription Agreement remains confidential. There is no material adverse change concerning the Corporation which has not been disclosed in the Public Disclosure Documents filed on or before the date of execution of this Subscription Agreement;

(w)

all annual and interim consolidated financial statements of the Corporation filed on SEDAR since January 1, 2013 are complete and correct and fairly present, in all material respects, the financial condition and results of operations of the Banro Group Entities as at the times and for the periods covered by such statements, in each case in accordance with generally accepted accounting principles, subject, in the case of any unaudited financial statements, to normal year-end adjustments and any absence of notes. All financial projections and forecasts delivered to the Subscriber represent the Corporation’s reasonable estimates and assumptions as to future performance, which the Corporation believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions;

(x)

no event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give any it or any other person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any contract, lease, license, concession, Approval, agreement, indenture, mortgage, debenture, note, instrument, or Order to which it is a party or by which it or its properties and assets may be bound, and, to its knowledge, each other person that is party thereto is in compliance in all material respects with the terms and requirements thereof, in each case, except as would not reasonably be expected to have a Material Adverse Effect;

(y)

the corporate structure of the Corporation included in its Form 20-F dated April 6, 2015 sets forth, in all material respects, the relationship between the Corporation and its material subsidiaries and the percentage of voting securities of such subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Corporation. No Banro Group Entity is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other person with respect to the Properties or the Twangiza Project;

(z)

except in connection with the Transactions, no Banro Group Entity has any material liabilities or obligations of any nature whatsoever, whether direct or indirect, matured or unmatured, known or unknown, fixed, absolute, accrued, contingent or otherwise, that are not reflected in the consolidated financial statements referred to in the first sentence of paragraph (w) above or in the notes thereto, other than (i) liabilities or obligations arising in the ordinary course of business since September 30, 2015 or publicly announced by the Corporation, (ii) obligations to Auramet International LLC pursuant to gold sale arrangements with Auramet International LLC, (iii) promissory notes issued by two Affiliates of the Corporation, Twangiza (Barbados) Limited and Namoya (Barbados) Limited, evidencing obligations to pay dividend amounts totalling $858,979.36, and (iv) in respect of certain DRC tax assessments as disclosed to the Subscriber;

(aa)

(i) each Banro Group Entity has filed or caused to be filed on a timely basis all national, federal, state, provincial, other applicable jurisdictional and material local tax returns that were required to be filed by or with respect to it pursuant to applicable laws, (ii) all tax returns filed by such Banro Group Entity are complete and correct and comply with applicable laws in all material respects, (iii) each Banro Group Entity has paid, or made provisions for the payment of, all material Taxes that have been or could have become due for all periods covered by any tax return or otherwise, (iv) each Banro Group Entity has withheld or collected and paid to the proper Governmental Authority or other person all material Taxes required to be withheld, collected or paid by it, (v) no claim has been made by any Governmental Authority in a jurisdiction where any Banro Group Entity does not file tax returns that such Banro Group Entity is or could be subject to taxation by that jurisdiction, (vi) to its knowledge, no tax return of any Banro Group Entity is under audit by any Governmental Authority, and (vii) no proceedings are pending or, to its knowledge and the knowledge of each Banro Group Entity, threatened by or before any Governmental Authority with respect to material Taxes of any Banro Group Entity;

(bb)

the chief executive office and principal place of business of it is as disclosed in writing by the Corporation to the Subscriber, and the material books and records of it are located at its chief executive office;

(cc)	there is no strike, lock-out or other work stoppage or labour dispute occurring or, to its knowledge, threatened that would have a Material Adverse Effect;

(dd)

except as disclosed in writing by the Corporation to the Subscriber, no Banro Group Entity or any of its Affiliates sponsors, maintains or contributes to, or at any time during the last six years has sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) any Employee Benefit Plan (as defined below) that is (or was) subject to the laws of the United States of America. Each Employee Benefit Plan mandated by a Governmental Authority (other than the United States of America or a constituent state thereof) or subject to the laws of a jurisdiction outside of the United States of America (“Foreign Company Plan”) that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Authorities. No Foreign Company Plan has any unfunded liabilities, determined in accordance with generally accepted accounting principles, that have not been fully accrued on the Corporation’s financial statements or that will not be fully offset by insurance. All Foreign Company Plans are registered where required by, and are in good standing under, all applicable laws. For purposes of this paragraph, “Employee Benefit Plan” means any employee benefit plan, program, policy or arrangement sponsored, maintained or contributed to by a Banro Group Entity or any of their respective Affiliates or with respect to which any Banro Group Entity or any of their respective Affiliates has any liability or obligation;

(ee)

it and each other Banro Group Entity owns, licenses or otherwise has the right to use all material licenses, Approvals, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other person with respect thereto. No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Banro Group Entity infringes upon or conflicts with any rights owned by any other person. No claim or litigation regarding any of the foregoing is pending or, to its knowledge, threatened;

(ff)

the most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves, if any, and technical reports disclosed in the Public Disclosure Documents pertaining to the Twangiza Project, the Properties, the Project Assets and all other properties of the Banro Group Entities have been prepared and disclosed in accordance with accepted mining industry practices and in accordance with the requirements prescribed by NI 43-101 and the companion policy thereto (as in effect on the date of publication of the relevant report or information); it has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents are inaccurate in any material respect; there are no outstanding unresolved comments of any securities commission or other securities regulatory authority in each province and territory of Canada in which the Corporation is a reporting issuer in respect of the NI 43-101 technical disclosure made in Public Disclosure Documents; and, to its knowledge, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves, if any, of the Banro Group Entities, from the amounts last disclosed in the Public Disclosure Documents;

(gg)

neither it nor any other Banro Group Entity has employed any broker or finder or incurred any liability for any brokerage fee, commission, finders’ fee or any other similar payment in connection with the transactions contemplated by this Subscription Agreement that could give rise to any claim against the Subscriber for brokerage fees, commissions, finders’ fees or any other similar payments;

(hh)

all materials and information made available to the Subscriber prior to the date of this Subscription Agreement have been prepared in good faith and are true and correct in all material respects as at the date of such material and such materials do not omit any material information reasonably necessary to make all such material not misleading;

(ii)

the Securities will, at the time of issue, be duly allotted, validly issued, fully paid and non- assessable and will be free of all liens, charges and encumbrances and the Corporation will reserve sufficient shares in the treasury of the Corporation to enable it to issue the Shares and the Warrant Shares (subject to the Exercise Cap);

(jj)

no order ceasing or suspending trading in the securities of the Corporation nor prohibiting sale of such securities has been issued to the Corporation or its directors, officers or promoters and to the best of the Corporation’s knowledge no investigations or proceedings for such purposes are pending or threatened; and

(kk)	the Shares are listed for trading on the Toronto Stock Exchange and NYSE MKT LLC under the Corporation’s stock symbol, “BAA”.